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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70643

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___07/01/24___ AND ENDING ___06/30/25___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Vistia Capital, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__202 6th Street, Suite 303__
                              (No. and Street)

__Castle Rock__	__CO__	__80104__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Susan Hayes__	__609-642-6593__	__shayes@vistia.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Phillip V. George, PLLC__
                              (Name – if individual, state last, first, and middle name)

__5179 CR 1026__	__Celeste__	__TX__	__75423__
(Address)	(City)	(State)	(Zip Code)

__02/24/09__	__3366__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Susan Hayes</u>_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Vistia Capital, LLC</u>_____, as of <u>6/30</u>_____, 2 <u>025</u>___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Susan Hayes
_____

Title:
Chief Financial Officer & FinOp
_____

Please See Attached Certificate
_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

VISTIA CAPITAL, LLC

Financial Statements and Reports of
Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

June 30, 2025

Vistia Capital, LLC
Table of Contents
June 30, 2025





PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Vistia Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vistia Capital, LLC as of June 30, 2025, the related statements of operations, changes member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vistia Capital, LLC as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vistia Capital, LLC's management. Our responsibility is to express an opinion on Vistia Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vistia Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Vistia Capital, LLC's financial statements. The supplemental information is the responsibility of Vistia Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Vistia Capital, LLC's auditor since 2022.

Celeste, Texas
September 23, 2025

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Vistia Capital, LLC
Statement of Financial Condition
June 30, 2025

___

ASSETS

Cash	$	218,358
Accounts receivable		16,500
Prepaid expenses		126,286
Property and equipment, net of accumulated depreciation of $18,722		27,583
Total Assets	$	388,727

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	183,104
Payable to Parent		3,808
Total Liabilities		186,912

MEMBER'S EQUITY

		201,815
Total Liabilities and Member's Equity	$	388,727

The accompanying notes are an integral part of these financial statements.

Vistia Capital, LLC
Statement of Operations
For the Year Ended June 30, 2025

Revenues		
Private placement commissions	$	8,272,852
Other revenue		548,179
Realized gain on securities owned		4,218
Unrealized loss on securities owned		(8,103)
Interest		15,990
Total revenues		8,833,136
Expenses		
Compensation and related expenses		3,229,521
Commissions paid to other broker-dealers		697,646
Marketing and promotion		84,445
Occupancy and equipment		91,207
Overhead allocation from Parent		56,400
Professional fees		223,694
Regulatory fees		144,788
Technology and communications		251,221
Travel and entertainment		61,063
Other expenses		22,588
Total expenses		4,862,573
Net income	$	3,970,563

The accompanying notes are an integral part of these financial statements.

Vistia Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2025

Balance, June 30, 2024	$	772,949
Net income		3,970,563
Capital contributions from member		614,303
Distributions to member		(5,156,000)
Balance, June 30, 2025	$	201,815

The accompanying notes are an integral part of these financial statements.

Vistia Capital, LLC
Statement of Cash Flows
For the Year Ended June 30, 2025

Cash Flows from Operating Activities		
Net income	$	3,970,563
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		10,374
Loss on disposal of property and equipment		754
Change in operating assets and liabilities:		
Decrease in accounts receivable		10,977
Decrease in prepaid expenses		11,296
Decrease in security deposit		3,000
Increase in accounts payable and accrued expenses		93,665
Decrease in payable to parent		(254,095)
Net cash provided by operating activities		3,846,534
Cash Flows from Investing Activities		
Proceeds from the redemption and sale of securities owned		279,153
Purchase of property and equipment		(12,567)
Net cash provided by investing activities		266,586
Cash Flows from Financing Activities		
Capital contributions from member		614,303
Distributions to member		(5,156,000)
Net cash used in financing activities		(4,541,697)
Net decrease in Cash and Cash Equivalents		(428,577)
Cash and Cash Equivalents, Beginning of Year		646,935
Cash, End of Year	$	218,358

Supplemental Disclosures of Cash Flow Information:
There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

Vistia Capital, LLC
Notes to Financial Statements
For the Year Ended June 30, 2025

_____

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Vistia Capital, LLC (the Company) was organized in July 2020, as a limited liability company in accordance with the laws of the State of Delaware. The Company is a wholly-owned subsidiary of GM417 Holdings, Inc. (Member or Parent), a Delaware corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's operations consist primarily of the distribution of securities in private placement offerings on a best-efforts basis acting as the managing broker-dealer and/or selling group member. The Company's customers are primarily individuals located throughout the United States.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.l 7a-5. The Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) and supplemental services to its private placement customers in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which consists primarily of the distribution of securities in private placement offerings on a best-efforts basis acting as the managing broker-dealer and/or selling group member. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Vistia Capital, LLC
Notes to Financial Statements
For the Year Ended June 30, 2025

_____

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Significant Judgments

Revenue from contracts includes private placement commissions and other revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Commissions

The Company participates in the distribution of securities in private placement offerings on a best-efforts basis. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Other Revenue

Other revenue includes engagement and advisory fees, referral fees, revenue from providing tax document management, revenue from companies who sponsor the Company's annual sales meeting, and reimbursement of expenses.

The Company may charge customers an engagement fee for private placement offerings. The Company may also charge customers an advisory fee for the purpose of identifying acquisition and/or investment opportunities, preparing and reviewing documents and performing other due diligence requested by the customer. The Company believes the performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company earned $20,000 in engagement and advisory fees for the year ended June 30, 2025.

The Company earns referral fees when it refers potential investors to other broker-dealers, resulting in those investors participating in successful transactions by those broker-dealers. Referral fee revenue was $182,500 for the year ended June 30, 2025 and is recognized when the related transactions close.

Vistia Capital, LLC
Notes to Financial Statements
For the Year Ended June 30, 2025

_____

The Company receives revenue from customers for tax document management for their investors, marketing fees, and fees for customer sponsorship at Company marketing events. The Company recognizes this revenue as the services are performed, usually at a fixed point in time. Revenue from these services was $310,000 for the year ended June 30, 2025.

Reimbursed expenses typically include costs incurred by the Company on behalf of others. These expenses are included in revenue because the Company is considered the principal in these transactions, as it controls the goods or services before they are transferred to the customers. The Company recognizes reimbursements as the related expenses are incurred. Reimbursed expenses totaled $35,679 for the year ended June 30, 2025.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. The estimated useful lives on property and equipment range from two to seven years.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the federal and state corporate tax returns of its Parent; therefore, federal and state income taxes are not payable by or provided for by the Company.

Leases

The Company leases office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The Company did not record an operating lease right-of-use (ROU) asset and operating lease liability related to the office lease in the statement of financial condition as the amounts are immaterial.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control. The existence of that control creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the Parent were not consummated on terms equivalent to arm's length transactions.

_____

The Company and its Parent entered into an Office and Administrative Services Agreement (OASA or Agreement) effective March 22, 2021. The Agreement was for an initial one-year term and was automatically renewable unless canceled by either Party. Under the terms of the OASA, the Parent provided the Company with insurance, office expenses, technology and professional fees. The Agreement required the Company to pay an incremental allocation services fee of $9,400 per month. Fees under the Agreement totaled $56,400 for the year ended June 30, 2025. The Company has assumed full responsibility for any expenses previously covered by the OASA, and the Agreement was terminated as of December 31, 2024.

The Company has $3,808 payable to the Parent at June 30, 2025, to reimburse the Parent for an expense it paid on the Company's behalf.

NOTE 4. LEASES

On March 1, 2021, the Company accepted assignment of a commercial lease agreement between The Move, LLC and its Parent, which expired on August 31, 2024. The Company is renting the same space on a month-to-month basis through November 30, 2025. Rent expense for the year ended June 30, 2025 was $91,207. Future minimum rent liabilities are $34,490 through November 30, 2025.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2025 the Company had net capital of $31,446 which was $18,985 in excess of its minimum required net capital of $12,461. The Company's net capital ratio was 5.94 to 1.

NOTE 6. CONCENTRATION OF CREDIT RISK

At various times during the year the Company maintained cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At June 30, 2025 cash balances did not exceed federally insured limits.

NOTE 7. CONTINGENCIES

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Company currently has one arbitration claim filed against it. The nature of this claim is related to the Company's activities in the securities industry. The arbitration claim seeks damages of approximately $300,000. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made by legal counsel on this claim. The Company intends to vigorously defend itself against this action; however, the ultimate outcome of this and any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Vistia Capital, LLC
Notes to Financial Statements
For the Year Ended June 30, 2025

_____

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2025, through September 22, 2025, the date the financial statements were available for issuance.

The Company signed a long-term commercial lease agreement for new space on August 4, 2025 for a term of 90 months, commencing on December 1, 2025 and expiring on May 31, 2033. Future minimum annual lease payments are:

Year ending June 30,		
2026	$	26,887
2027		60,697
2028		83,288
2029		85,784
2030		88,353
2031		91,021
2032		93,730
2033		88,277
Future minimum lease payments		618,037
Less: Imputed Interest		(167,255)
Total lease liabilities	$	450,782

Supplemental Information

Vistia Capital, LLC
Supplemental Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2025

COMPUTATION OF NET CAPITAL

Total member's equity	$	201,815
Less non-allowable assets:		
Accounts receivable		16,500
Prepaid expenses		126,286
Property and equipment, net		27,583
Net capital	$	31,446

Aggregate Indebtedness

Accounts payable and accrued expenses	$	183,104
Payable to Parent		3,808
Total aggregate indebtedness	$	186,912

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or 6-2/3% of total aggregate indebtedness)	$	12,461
Excess net capital	$	18,985
Ratio of aggregate indebtedness to net capital		5.94 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited June 30, 2025 FOCUS Report, Part IIA, Form X-17a-5, as amended. Accordingly, no reconciliation is necessary.

Vistia Capital, LLC
Supplemental Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission
As of June 30, 2025

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, the Computation for Determination of Reserve Requirements is not required.

Vistia Capital, LLC
Supplemental Schedule III
Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission
As of June 30, 2025

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, Information Relating to Possession and Control Requirements is not required.

Exemption Certification

15



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Vistia Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Vistia Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation as placement agent for the private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vistia Capital, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vistia Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
September 23, 2025

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM



EXEMPTION REPORT

Vistia Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-S, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation as placement agent for the private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____

Vistia Capital, LLC

I, Susan Hayes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign:__*Susan Hayes*_____Date:__September 22, 2025_____

Susan Hayes
Chief Financial Officer & FinOp
SEC Filing #8-70643
FINRA CRD #311342

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: <u>Annual Report</u>

Document Date: <u>09/22/2025</u>

Number of Pages (including notarial certificate): <u>22</u>

Commonwealth of Virginia

County of Prince William

The foregoing instrument was subscribed and sworn   before me on 09/22/2025 by Susan Hayes.

who appeared before me in an online notarization and produced a NJ Driver License as proof of identification.



Notary Signature

Kimberly Agyemang Fosu

Name as commissioned

My commission expires: 02/28/2029

Kimberly Agyemang Fosu

REGISTRATION NUMBER
7848155

COMMISSION EXPIRES
February 28, 2029

Notarized remotely online using communication technology via Proof.